UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Cellect Biotechnology Ltd. (the “Company”) originally filed a Report on Form 6-K with the Securities and Exchange Commission on August 12, 2020 (the “Original Form 6-K”). This Amendment to Form 6-K (“Form 6-K/A”) is being filed solely for the purposes of furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

Exhibit 99.1 and Exhibit 99.2 to this Form 6-K/A and the statements under “Second Quarter 2020 Financial Results,” “Forward Looking Statements,” and the accompanying financial statements included in Exhibit 99.3 to this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-229083 and 333-212432).

Exhibit No.	Description

99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2020

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2020

99.3	Press Release dated August 12, 2020

101	Interactive data file in respect of the Company’s unaudited condensed consolidated financial statements as of June 30, 2020 and for the three and six-month periods ended June 30, 2020 and 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2021	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer

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